UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD Specialized Disclosure Report
General Cable Corporation
(Exact name of registrant as specified in its charter)

Delaware (State of incorporation)	001-12983 (Commission File Number)	06-1398235 (IRS Employer Identification No.)

4 Tesseneer Drive Highland Heights, Kentucky 41076-9753 (Address of principal executive offices, including zip code)

Emerson C. Moser Senior Vice President, General Counsel and Corporate Secretary (859) 572-8000 (Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this report is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
This Form SD of General Cable Corporation (“General Cable,” “we,” “us,” or “our”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2017 to December 31, 2017 (the “Reporting Period”).
Through our reasonable country of origin inquiry, described in our Conflict Minerals Report, some suppliers disclosed to us that scrap/recycled sources of 3TG metals (as defined in our Conflict Minerals Report) were identified in their supply chains and did not require due diligence. This determination is discussed further in our Conflict Minerals Report.
A copy of General Cable’s Conflict Minerals Report for the Reporting Period is filed as Exhibit 1.01 hereto and is available on our Investor Relations website at http://investor.generalcable.com. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference into this Form SD.
Item 1.02 Exhibit
As specified in Section 2, Item 2.01 of this Form SD, General Cable is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.
Section 2 - Exhibits
Item 2.01 Exhibits
Exhibit 1.01 - Conflict Minerals Report for the year ended December 31, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

GENERAL CABLE CORPORATION

By:	/s/ Emerson C. Moser	Date: May 31, 2018
Emerson C. Moser
Senior Vice President, General Counsel and Corporate Secretary